UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Exercise of Option by NTT Com Asia Limited
and
Transactions ceasing to be Continuing Connected Transactions upon APT Telecom Completion
Exercise of Option by NTT Com Asia Limited
On 3 October 2008, Skywork was notified by the Licensee that it would like to exercise the call option to purchase from Skywork and SingaSat all their equity interests in APT Telecom in accordance with the Option Agreement dated 2 October 2007 entered into among Skywork, SingaSat and the Licensee. Completion of the sale and purchase also took place on the same date.
Transactions ceasing to be Continuing Connected Transactions upon APT Telecom Completion
Upon APT Telecom Completion, SingaSat and members of the SingTel Group will cease to be connected persons of the Company and therefore, the Transponder and the Telecom Transactions will no longer constitute connected transactions of the Company. The reporting obligations of the Company under the Listing Rules with respect to the Transponder and the Telecom Transactions will also cease upon APT Telecom Completion.
Exercise of Option by NTT Com Asia Limited
Reference is made to the announcement of APT Satellite Holdings Limited (the “Company”) dated 2 October 2007 and the circular dated 23 October 2007 respectively in relation to, among other things, the grant of a call option to NTT Com Asia Limited (the “Licensee”), pursuant to an option agreement dated 2 October 2007 (“Option Agreement”), to purchase from Skywork Corporation (“Skywork”), an indirect wholly owned subsidiary of the Company, and SingaSat Private Limited (“SingaSat”), a connected person of the Company, all their equity interests in APT Satellite Telecommunications Limited (“APT Telecom”). Terms used in this section headed “Exercise of Option by NTT Com Asia Limited”, unless otherwise defined, have the same meanings as those used in the circular of the Company dated 23 October 2007.
On 3 October 2008, Skywork was notified by the Licensee that it would like to exercise the call option to purchase from Skywork and SingaSat all their equity interests in APT Telecom in accordance with the Option Agreement dated 2 October 2007 entered into among Skywork, SingaSat and the Licensee. APT Telecom is a jointly controlled company owned as to 55% by Skywork and as to 45% by SingaSat. On the same date, Skywork and SingaSat entered into an agreement with the Licensee in relation to the transaction, which included certain usual and customary representations and warranties and completion of the sale and purchase took place immediately after the signing of such agreement (“APT Telecom Completion”). The Company confirms there has been no material change in the terms of the transaction from that as contained in the Option Agreement.

Transactions ceasing to be Continuing Connected Transactions upon APT Telecom Completion
Reference is made to the announcement of the Company dated 28 December 2006 and the circular dated 18 January 2007 respectively in relation to, among other things, the continuing connected transactions in respect of the provision as well as procurement of satellite transponder capacity and of telecommunications services (the “Transponder and the Telecom Transactions”) by the Company and its subsidiaries (the “Group”) to Singapore Telecommunications Limited (“SingTel”) and its subsidiaries (the “SingTel Group”). Terms used in this section headed “Transactions ceasing to be Continuing Connected Transactions upon APT Telecom Completion”, unless otherwise defined, have the same meanings as those used in the circular of the Company dated 18 January 2007.
SingaSat is a wholly owned subsidiary of SingTel and by reason of SingaSat’s 45% interest in APT Telecom (a jointly controlled company owned as to the remaining 55% by Skywork), members of the SingTel Group are considered connected persons of the Company and the Transponder and the Telecom Transactions constitute connected transactions of the Company.
Upon APT Telecom Completion, SingaSat and members of the SingTel Group ceases to be connected persons of the Company and therefore, the Transponder and the Telecom Transactions no longer constitutes connected transactions of the Company. The reporting obligations of the Company under the Listing Rules with respect to the Transponder and the Telecom Transactions also ceases upon APT Telecom Completion.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 3 October 2008
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 3, 2008.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President

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